Pricing Supplement Dated July 6, 2009				Rule 424 (b) (3)

(To Prospectus Dated January 16, 2009)				File No. 333-156775

GMAC Inc.
Demand Notes - Floating Rate

Annual Yield:	2.25%

Effective Dates:	7-06-2009	through	7-12-2009